September 6, 2006

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: **Israel Technology Acquisition Corp.**
Registration Statement on Form S-4
File No. 333-136092
Filed July 27, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51259

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note that the company has not paid a registration fee for the warrants underlying the units but has paid a registration fee for the common stock underlying the warrants. It would appear to the staff that the registration fee should be paid for the warrants. Please revise or advise.

2. Please supplementally provide the staff with the calculation of the fee mentioned in footnote 2 of the fee table.

Prospectus Cover Page

3. In an appropriate place in the prospectus please detail when the R & D facility located in Israel began operations.

4. Clarify in all appropriate places whether the portion of the consideration representing the outstanding options and warrants to purchase IXI common stock will be issued upon closing or merely registered and held for issuance at a later date.

5. We note that it appears that stockholders of IXI have already voted with respect to the merger agreement and the issuance of shares of the company common stock in exchange for their IXI shares. Consequently, it appears to the staff that such stockholders have already made an investment decision with respect to the issuance of such company shares and therefore such shares cannot be registered on this prospectus in accordance with Section 5 of the Securities Act of 1933, as amended. Please advise or revise.

Notice of Special Meeting of Stockholders

6. The staff notes the disclosure that the merger proposal must be approved by "a majority of the ITAC shares of common stock sold in its initial public offering...present in person or represented by proxy and entitled to vote at the special meeting." This disclosure does not appear to be consistent with that in the company's initial public offering registration which includes statements that the business combination must be approved by a majority of the shares of common stock sold in the initial public offering. Please revise or advise.

Summary of the Material Terms of the Merger

7. Please confirm if true that the payment of any indemnification claims made by ITAC as the result of a breach of a covenant by IXI will be allocated pro rata among all of the shareholders of IXI.

8. Briefly discuss the terms, including, but not limited to, the exchange ratio applied with respect to the exchange of options to purchase ITAC shares for the outstanding IXI options and warrants.

Questions and Answers about the Proposals - Page 3

9. In referencing the termination of the board of the company with respect to the merger transaction, it is unclear whether the board of the company acted unanimously. Please clarify.

10. In referencing the fairness opinion obtained by the company from Trigger-Foresight Limited, no references are made to the determination as to whether or not the 80% test has been satisfied. Please revise.

11. Your disclosure on page six indicates that each of the stockholders of IXI and ITAC would own 94% of the outstanding common stock of the company. Please clarify who would hold the remaining 6%.

12. In discussing the earnout on page six clarify if such earnout will be paid on a pro rata basis to the IXI stockholders.

13. On page 6, reference is made to the issuance of contingent shares to IXI stockholders resulting from the company meeting specified targets and certain lenders and certain IXI outstanding indebtedness being converted. Please revise to clarify who such certain lenders are and to detail the certain outstanding indebtedness to them.

14. On page 7, identify the certain stockholders who have guaranteed $8.0 million of IXI debt.

15. On page 7, provide an estimate of the amount of additional shares of company stock issuable in the cases of certain conversions.

16. On page 8, identify and briefly detail the material terms of the certain bridge loan and grants received by IXI.

17. On page 9, clarify that the distributions to the company stockholders upon liquidation will be made subject to the terms of the DGCL, the debtor/creditor laws of the State of Delaware and Federal Bankruptcy Law.

Summary of the Proxy Statement/Prospectus

18. In an appropriate place in the prospectus, briefly identify and detail the registered trademarks and other intellectual property rights held by IXI. On page thirteen, please clarify the meaning of the statement that the board of directors of ITAC reviewed certain information in order to determine that "the consideration to be paid to the IXI securities holders is reasonable."

19. Provide additional disclosure on page fourteen (14) to provide the current status of ITAC meeting of the "revenue shares" provision.

20. Clarify and discuss the reasons why the company uses revenues in order to determine the earnout for the current fiscal year but uses a net profit measure for the subsequent years.

21. In an appropriate place discuss what the company's intentions are with respect to the registered shares to be paid on the earnout provision in the event that none of the requirements for the earnout are met.

Fairness Opinion - Page15

22. Disclose and discuss the consideration given by the board of the fairness opinion delivered by Trigger-Foresight. We note that such opinion was delivered on the same day the board made its fairness determination.

23. Please disclose whether the company shareholders are entitled to rely upon the Trigger-Foresight fairness opinion.

Registration Rights Agreement - Page Seventeen

24. Briefly detail the demand and piggy back rights granted to the IXI stockholders.

Quorum and Vote of ITAC Stockholders - Page Eighteen

25. Please confirm the accuracy of the statement that broker non votes will have no effect on the merger proposal.

Appraisal Rights - Page Nineteen

26. It is unclear to the staff how appraisal rights for the IXI stockholders had to be perfected prior to April 6, 2006, when the shares of the company stock issuable to such stockholders are being registered on this registration statement. Please revise or advise.

Finders Fees - Page 20

27. Disclose any control relationships or affiliations between IWV and the company or any of its principals or affiliates.

28. Briefly detail, including the timing of such relationship, the advisory services provided to IXI by EarlyBirdCapital and Maxim Group. To the extent that written agreements between the parties exist, please file such as exhibits to the appropriate filings for each.

IXI's Conditions to the Closing of the Merger - Page 21

29. Briefly discuss the status of the exemption request to the Israeli securities laws and the Israeli Tax Pre-Ruling.

Market Price and Dividend Data for ITAC Securities - Page 27

30. We note you provided the closing securities prices for ITAC on February 28, 2006. Please also provide such information as of the most recent practical date.

ITAC Fairness Opinion - Page 46

31. Please clarify in the first sentence that Trigger-Foresight was engaged to render an opinion as to the fairness of the merger consideration and not as to the fairness of the merger, if true.

Background of the Merger - Page 47

32. Please specify the date upon which ITAC completed its initial public offering.

33. Please disclose and discuss any control relationships or affiliations between Mr. Vulkan and the company or its principals or affiliates.

34. The staff notes that a letter of intent was not executed until January 2006, but discussions began in November 2005 between the company and ISI. Please detail the nature and extent and substance of the discussions between November and January.

35. Detail the material terms included in the letter of intent dated January 31, 2006, and discuss any material differences between the terms of the letter of intent and those of the merger agreement dated February 28, 2006.

36. We note the discussion of the company's board of directors meeting on January 31, 2006. Please provide discussion as to whether the board was considering additional candidates in addition to IXI, and if so, please detail such discussions.

37. Provide additional discussion to detail the "different analyses" and the "considerable review and discussion" which took place at the February 27, 2006 board of directors meeting.

Fairness Opinion - Page 51

38. We note in the disclosure that the Trigger - Foresight's fairness opinion was delivered on February 28, but the board of directors determination as to the fairness of the transaction was made on February 27.   Please clarify how the board was able to utilize and rely upon the fairness opinion when it was not delivered to the board at the time of its

determination on February 27. In addition, discuss why the fairness opinion was not delivered and executed until February 28.

Tax Consequences on the Merger Generally to ITAC and IXI - Page 58

39. Clarify whether the first sentence of this section is being opined upon and, if so, who is providing the opinion.

General: Structure of Merger - Page 60

40. We note the second paragraph of this section. Please disclose how, in light of such facts, the securities to be issued to the IXI stockholders can be registered on this registration statement consistent with Section 5 of the Securities Act of 1933, as amended.

Gideon Barak Employment Agreement - Page 71

41. It is unclear to the staff what is meant by the term "total annual cost" when referencing Mr. Barak's total compensation. Please clarify and advise if necessary.

Ogo Devices - Page 102

42. Provide additional discussion to clarify the reasons why Ogo is no longer sold by Cingular Wireless. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders.

43. Indicate whether the United States is one of the countries in which IXI expects to introduce or reintroduce Ogo. In addition, it appears that the company may be limiting its product sales efforts to lesser developed countries with lower technological sophistication. Please confirm or advise.

Sales and Marketing - Page 105

44. Please clarify the reasons for and the impact of the agreement between IXI and Cingular to cancel their development and supply agreement.

Intellectual Property - Page 108

45. Please disclose whether any of the fifty patent applications have been approved, and if so, provide additional detail as to the nature and subject of such patent and the country or countries in which such patents have been granted or approved. In addition, please identify the country or countries in which the pending patent applications have been filed.

Israeli Office of the Chief Scientist - Page 109

46. Please disclose and discuss the impact of the proposed transaction upon the grants to IXI from the Israeli Office of the Chief Scientist.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 80

47. We note your disclosure that no pro forma statements of operations are provided since the merger is not expected to have a material effect on the statement of operations. We note that the capital structure of IXI will change significantly as a result of the proposed merger. In addition, we believe that pro forma statements of operations should be provided for reverse acquisitions with shell companies, as discussed in Item 9.01 of Form 8-K. Please revise to provide pro forma statements of operations for each of the periods required by Rule 11-02(c) of Regulation S-X and provide a note explaining how you calculated the pro forma number of weighed average shares outstanding. Please also disclose in a note how IXI's historical loss per share and the weighted average number of shares outstanding for periods prior to the merger will be presented. We presume these numbers will be adjusted to give effect to the exchange ratio arising from the merger.

48. Please tell us how you intend to account for the 1,000,000 warrants that may be issued if the debt is converted to common stock. Revise your disclosures as appropriate.

49. We note your disclosure that the proposed transaction will be accounted for as a recapitalization of IXI. Please revise your disclosure to include a discussion of your proposed accounting treatment for each tranche of the 10 million additional shares that may be issued to the IXI shareholders. We note that such shares will be issued to an escrow agent and will be released based on the achievement of various performance targets. Tell us whether you intend to record compensation expense for such issuances, to the extent that the shares issued are received by the officers and directors of IXI. Consider whether disclosures in MD&A may be required relating to the proposed accounting treatment for the contingent shares.

50. Please tell us how you determined that ITAC is the accounting acquirer in the merger transaction. Although this is not the only factor that identifies the accounting acquirer, we note that the IXI shareholders will not be the controlling shareholders of the post-merger combined entity.

Financial Statements, page F-1

51. Please provide currently dated consent(s) of the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 3-12 of Regulation S-X.

IXI Mobile Financial Statements

Note 1 – General, page F-10

52. We note that you resolved to dispose of the operating system business unit in July 2005 and in October 2005 granted a license to another company to use, develop and sell the operating system. You disclose that you granted the license as a result of your immediate need to increase your cash flows. It appears to us that this business unit continues to be operated in a manner that enhances your continuing operations. Tell us why you believe it is appropriate to classify the operating system business unit as a discontinued operation when you continue to be involved in the business. Tell us whether you plan to grant any additional licenses to develop and sell the operating system to other parties. We may have further comment upon review of your response.

Note 2 – Significant Accounting Policies, page F-14

53. We note your disclosures regarding the adoption of SFAS 123(R) on page F-20. Please revise to provide the information required by paragraphs 64-65, 84 and A240-A242 of SFAS 123(R). Refer to Staff Accounting Bulletin Topic 14.H and revise your disclosures accordingly.

Note 7 – Short-Term Bank Credit and Loan, page F-23

54. We note your disclosure on page 134 regarding the issuance of warrants to purchase 1,076,096 shares of common stock relating to the guarantee of the $750,000 line of credit. Please tell us how this transaction was recorded in the financial statements. Revise your disclosures as appropriate.

Note 12 – Stockholders' Deficiency, page F-30

55. We note your disclosure regarding options granted to non-employees on page F-34, and your disclosures regarding the valuation of non-employee awards on page F-19. Based on your disclosures, it appears that the non-employee awards are measured at the date of grant. Please tell us whether you remeasured the non-employee awards at each subsequent vesting date, and if not, why you believe this treatment is in accordance with EITF 96-18. Also, please disclose the major assumptions used to value the non-employee awards. We note your disclosure on page F-20 indicates that the minimum value method was used. As discussed in footnote 1 of EITF 96-18, the minimum value method is not an acceptable method for valuing awards to non-employees. Please advise or revise your disclosures accordingly.

56. We note your disclosure that 1,232,039 options were reclassified from non-employee options to employee options due to changes in status. Please tell us when the modifications occurred and how you accounted for the changes in status in accordance with FIN 44 or SFAS 123(R), as applicable. Revise your disclosure in Note 12 to show the changes in status in the tabular presentation of employee and non-employee options, and disclose the material terms of the changes in status and the resulting effect on the financial statements.

57. Please tell us how the IXI stock options will be treated in the proposed reverse merger transaction. Refer to paragraphs 53-54 of FAS 123(R) and revise your disclosures as appropriate.

58. We note your disclosure on page F-31 that certain officers early-exercised stock options by issuing full recourse promissory notes. Please tell us how you evaluated these options under paragraph 71 of FIN 44 and Issue 25 of EITF 00-23 to determine whether variable accounting treatment was required for these awards. Also, tell us how you accounted for the subsequent waiver of the promissory notes for two of the employees in conjunction with the termination of their employment. Revise your disclosures as appropriate.

Israel Technology Acquisition Corporation Financial Statements

Note 4 – Shareholders' Equity, page F-49

59. We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units

being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

60. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881